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SEC FILE NUMBER
8-44766

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/01/08** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley Distribution, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher D'Angelo — (610) 940-5617
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Joseph R. D'Auria, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Morgan Stanley Distribution, Inc., as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph R. D'Auria
Executive Director and Financial and Operations Principal

Subscribed to before me this
25th day of February, 2010.

Danielle Spadavecchia
Notary Public

DANIELLE SPADAVECCHIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SP6211751
Qualified in Queens County
My Commission Expires September 21, 2013

MORGAN STANLEY DISTRIBUTION, INC.

(SEC I.D. No. 8-44766)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document

Deloitte

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.:

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company"), a wholly owned subsidiary of Morgan Stanley Investment Management Inc., as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2010

MORGAN STANLEY DISTRIBUTION, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$ 13,377
Receivables:	
Distribution and shareholder servicing fees	2,891
Other assets	65
Total assets	$ 16,333

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings from affiliates	$ 170
Payables:	
Brokers, dealers and clearing organizations	4,075
Other	97
Total liabilities	4,342
Stockholder's equity:	
Common stock and additional paid-in capital (no par value, 1,000 shares authorized, 100 shares issued)	9,045
Retained earnings	2,946
Total stockholder's equity	11,991
Total liabilities and stockholder's equity	$ 16,333

See Notes to Statement of Financial Condition.

MORGAN STANLEY DISTRIBUTION, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(In thousands of dollars)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Distribution, Inc. (the "Company"), a registered broker-dealer, is a wholly owned subsidiary of Morgan Stanley Investment Management Inc. ("MSIM" or the "Parent"). The Company, a Pennsylvania corporation, is the principal underwriter and distributor of the shares of Morgan Stanley Institutional Fund Trust, Morgan Stanley Institutional Fund, Inc., Morgan Stanley Institutional Liquidity Funds, The Universal Institutional Funds, Inc., the Morgan Stanley Global Long / Short Fund A, the Morgan Stanley Global Long / Short Fund P, the Alternative Investment Partners Absolute Return Fund, the Alternative Investment Partners Absolute Return Fund STS, the Alternative Investment Partners Absolute Return Fund II A, and the Alternative Investment Partners Absolute Return Fund II P (collectively, the "Funds"). The Funds are management investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

Morgan Stanley Institutional Fund Trust, Morgan Stanley Institutional Fund, Inc., Morgan Stanley Institutional Liquidity Funds, and The Universal Institutional Funds, Inc. are managed by MSIM. MSIM is a wholly owned subsidiary of Morgan Stanley.

The Morgan Stanley Global Long / Short Fund A, the Morgan Stanley Global Long / Short Fund P, the Alternative Investment Partners Absolute Return Fund, the Alternative Investment Partners Absolute Return Fund STS, the Alternative Investment Partners Absolute Return Fund II A, and the Alternative Investment Partners Absolute Return Fund II P are managed by Morgan Stanley AIP GP LP. Morgan Stanley AIP GP LP is a wholly owned indirect subsidiary of MSIM.

The Company is also approved to act as a placement agent for certain Morgan Stanley Private Investment Funds.

Change in Fiscal Year End

The Board of Directors of the Company approved a change in the Company's fiscal year end from November 30 to December 31. This change to the calendar year reporting cycle began December 1, 2008. As a result of the change, the Company has a thirteen-month reporting period ending December 31, 2009 ("Fiscal 2009"). This change was approved by the Financial Industry Regulatory Authority ("FINRA") on February 12, 2009.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the potential outcome of litigation and other matters that affect the reported amounts in the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

Substantially all of the Company's income and expenses relate to income earned and expenses allocated from the Company's Parent and affiliates.

Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. The balance consists primarily of intercompany funding from the Parent and Morgan Stanley as well as other intercompany payables.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. They are primarily comprised of investments in a third party money market fund and a money market fund sponsored by an affiliate.

Financial Instruments and Fair Value

All of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings each period. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows:

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions of other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. (See Note 3) In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Distribution and Shareholder Servicing Fees Receivable

Distribution and shareholder servicing fees receivable represent distribution fees and shareholder servicing fees due from the Funds, which are based on a percentage of the monthly average of the daily net asset values of certain classes of shares of such Funds in accordance with distribution and shareholder servicing plans between the Company and the Funds, most of which are pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Brokers, Dealers and Clearing Organizations Payable

Payables to brokers, dealers and clearing organizations represent amounts due to affiliated and external brokers who distribute the shares of the Funds to the public.

Income Taxes

Provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Accounting Developments

Subsequent events. In May 2009, the Financial Accounting Standard Board ("FASB") issued accounting guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before the statement of financial condition is issued or is available to be issued. The Company's adoption of this guidance did not have a material impact on the Company's statement of financial condition.

FASB Accounting Standards Codification ™. In July 2009, the FASB issued accounting guidance to establish the FASB Accounting Standards Codification ™ ("Codification") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All other accounting literature not included in the Codification will be considered non-authoritative. The Codification does not change current U.S. GAAP.

Risk Management

The Company's risk management policies and related procedures are integrated with those of Morgan Stanley and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary, including the Company's specific capital and regulatory requirements.

The cornerstone of Morgan Stanley's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects Morgan Stanley's capital base and franchise. Morgan Stanley's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to Morgan Stanley's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at Morgan Stanley requires independent Morgan Stanley-level oversight, accountability of Morgan Stanley's business segments, constant communication, judgment, and knowledge of specialized products and markets. Morgan Stanley's senior management takes an active role in the identification, assessment and management of various risks at both Morgan Stanley and the business segments level. In recognition of the increasingly varied and complex nature of the global financial services business, Morgan Stanley's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of Morgan Stanley's risks, coupled with this risk management philosophy, informs Morgan Stanley's risk governance structure. Morgan Stanley's risk governance structure includes the Board of Directors (the "Board"); the Audit Committee and the Risk Committee of the Board; the Firm Risk Committee ("FRC"); senior management oversight, including the Chief Compliance Officer; the Internal Audit Department; independent risk management functions (including the Market Risk Department, Credit Risk Management, the Corporate Treasury Department and the Operational Risk Department) and Morgan Stanley control groups (including the Human Resources Department, the Legal and Compliance Division, the Tax Department and the Financial Control Group), and various other risk control managers, committees and groups located within and across Morgan Stanley's business segments.

The Board has oversight for Morgan Stanley's enterprise risk management framework and is responsible for helping to ensure that Morgan Stanley's risks are managed in a sound manner. Historically, the Board had authorized the Audit Committee, which is comprised solely of independent directors, to oversee risk management. Effective January 1, 2010, the Board also established another standing committee, the Risk Committee, which is comprised solely of non-management directors, to assist the Board in the oversight of (i) Morgan Stanley's risk governance structure, (ii) Morgan Stanley's risk management and risk assessment guidelines and policies regarding market, credit and liquidity and funding risk, (iii) Morgan Stanley's risk tolerance and (iv) the performance of the Chief Risk Officer. The Audit Committee continues to review the major operational, franchise, reputational, legal and compliance risk exposures of Morgan Stanley and the steps management has taken to monitor and control such exposure. The Risk Committee, Audit Committee and Chief Risk Officer report to the full Board on a regular basis.

The Board has also authorized the FRC, a management committee appointed and chaired by the Chief Executive Officer that includes the most senior officers of Morgan Stanley, including the Chief Risk Officer, Chief Legal Officer and Chief Financial Officer, to oversee Morgan Stanley's global risk management structure. The FRC's responsibilities include oversight of Morgan Stanley's risk management principles, procedures and limits, and the monitoring of capital levels and material market, credit, liquidity and funding, legal, operational, franchise and regulatory risk matters and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. The FRC reports to the full Board, the Audit Committee and the Risk Committee through Morgan Stanley's Chief Risk Officer.

The Chief Risk Officer, a member of the FRC who reports to the Chief Executive Officer, oversees compliance with Morgan Stanley risk limits; approves certain excessess of Morgan Stanley risk limits; reviews material market, credit and operational risks; reviews results of risk management processes with the Board, the Audit Committee and the Risk Committee, as appropriate.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department examines Morgan Stanley's operational and control environment and conducts audits designed to cover all major risk categories.

The risk management functions and Morgan Stanley control groups are independent of Morgan Stanley's business units, assist senior management and the FRC in monitoring and controlling Morgan Stanley's risk through a number of control processes. Morgan Stanley is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively Morgan Stanley's risk management and monitoring systems and processes.

Each business segment has a risk committee that is responsible for helping to ensure that the business segment, as applicable, adheres to established limits for market, credit, operational and other risks; implements risk measurement, monitoring, and management policies and procedures that are consistent with the risk framework established by the FRC; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience, and the efficacy of its risk identification, measurement, monitoring and management policies and procedures, and related controls.

Each of Morgan Stanley's business segments also has designated operations officers, committees and groups to manage and monitor specific risks and report to the business segment risk committee. Morgan Stanley control groups work with business segment control groups (including Operations Division and Information Technology Division) to review the risk monitoring and risk management policies and procedures relating to, among other things, the business segment's market, credit and operational risk profile, sales practices, reputation, legal enforceability, and operational and technological risks. Participation by the senior officers of Morgan Stanley and the business segment control groups helps ensure that risk policies and procedures, exceptions to risk limits, new products and business ventures, and transactions with risk elements undergo a thorough review.

Note 3 – Fair Value Disclosure

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value of the respective money market funds. Such cash equivalents, totaling $13,376, are classified as Level 1, as defined in Note 2 above.

There are no other assets or liabilities measured by the Company at fair value.

Note 4 - Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a subsidiary of a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how such or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of the pending matters will not have a material adverse effect on the statement of financial condition of the Company. There are currently no legal reserves recorded by the Company.

Note 5 – Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley. Federal income taxes have been provided on a separate entity basis. The Company files separate entity state and local income tax returns and is included in various combined state and local filings with Morgan Stanley and certain other subsidiaries of Morgan Stanley. State and local income taxes have been provided on separate entity income based upon the separate entity and combined filing group effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, all current and deferred federal and combined state taxes are offset with all other intercompany balances with Morgan Stanley.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. There were no deferred taxes recorded in Fiscal 2009.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when in the future certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company regularly assesses the likelihood of assessments in each of the taxing jurisdictions resulting from current and subsequent years' examinations, and tax reserves are established as appropriate.

Income Tax Examinations

The Company, through its inclusion in Morgan Stanley's returns, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in states in which Morgan Stanley has significant business operations. During 2010, the IRS is expected to conclude the fieldwork portion of their examinations on issues covering tax years 1999-2005. Additionally during 2010, Morgan Stanley may reach a conclusion with the New York state and New York city tax authorities on issues covering years 2002 – 2006. Morgan Stanley has established unrecognized tax benefits that Morgan Stanley believes are adequate in relation to the potential for additional assessments. Once established, Morgan Stanley adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change. The Company believes that the resolution of tax matters will not have a material effect on the statement of financial condition of the Company.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next twelve months. However at this time it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the effective tax rate over the next twelve months.

The following are the major tax jurisdictions in which Morgan Stanley and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	1999
New York State and City	2002

Note 6 - Regulatory Requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the Securities and Exchange Commission ("SEC") and FINRA. Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, equal to the greater of $25 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2009, the Company had net capital of $8,269, which was $7,980 in excess of its required minimum net capital of $289. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 0.52 to 1.00.

Note 7– Morgan Stanley Transaction with Invesco Ltd.

Morgan Stanley announced on October 19, 2009 that it had entered into a definitive agreement to sell substantially all of its retail asset management business, operating under both the Morgan Stanley and Van Kampen brands, to Invesco Ltd. ("Invesco") in a stock and cash transaction valued at $1.5 billion (the "Transaction"). The Transaction, which has been approved by the Boards of Directors of both Morgan Stanley and Invesco, is expected to close in mid – 2010, subject to customary closing conditions, approval by the funds' boards of directors and their shareholders and regulatory approvals. As a result, the Board of Directors / Trustees of certain Morgan Stanley and Van Kampen funds have recommended to shareholders that they approve a reorganization of each applicable fund into a newly organized mutual fund distributed by an affiliate of Invesco. These reorganizations, should they be approved by shareholders, will result in the transfer of all assets and liabilities of such funds to its Invesco counterpart and the dissolution of each applicable fund.

Certain of the Funds described in Note 1 to the statement of financial condition are included in the Transaction described above. As a result, the Company expects to terminate and/or assign to Invesco at the time of the closing of the Transaction its associated distribution and shareholder servicing agreements with the applicable Funds, and also its associated selling agreements in place between the Company and its affiliated and external dealers related to such Funds.

Note 8 – Subsequent Event

The Company has performed its evaluation of subsequent events through the date the statement of financial condition was issued. Based on such evaluation, no events were discovered that required disclosure or adjustment to the statement of financial condition.

* * * * * *

Deloitte

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2010

Morgan Stanley Distribution, Inc.
100 Front Street, Suite 400
West Conshohocken, PA 19428

In planning and performing our audit of the statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company") as of December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on the statement of financial condition), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting "internal control" as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP